# SEC Schedule 13D/A (Amendment No. 35) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 03/03/2026
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 190,664; shared voting power 676,072; sole dispositive power 190,664; shared dispositive power 676,072; aggregate amount beneficially owned 866,736 (43.27% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 866,736 shares representing 43.27% of the 2,002,996 shares outstanding as reported by the issuer as of February 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 190,664 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 676,072 shares of common stock.
Transactions in the class effected during the past sixty days: On March 2, 2026 through open market transactions, the Advisory clients bought 14,340 shares at $15.3832 and Mr. T. Herzfeld bought 3,760 shares at $15.3186. On March 3, 2026 through open market transactions, the Advisory clients bought 2,613 shares at $15.7734 and Mr. T. Herzfeld bought 1,276 shares at $15.8086.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (03/05/2026)